UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-39943

Commission File Number

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

ITHAX Acquisition Corp.

Full Name of Registrant

N/A

Former Name if Applicable

555 Madison Avenue, Suite 11A

Address of Principal Executive Office (Street and Number)

New York, New York 10022

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

ITHAX Acquisition Corp., a Cayman Islands exempted company (the “Company”), has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021 (the “Q3 2021 Form 10-Q”), by the prescribed due date for the reasons described below.

The Company is reevaluating the classification of its Class A ordinary shares subject to possible redemption, which were issued in connection with the Company’s initial public offering and the exercise of the underwriter’s over-allotment. In particular, Accounting Standards Codification (“ASC”) 480-10-S99, Distinguishing Liabilities from Equity, requires ordinary shares with redemption features that are not solely within the Company’s control to be classified outside of permanent equity. The Company previously determined the Class A ordinary shares subject to possible redemption to be equal to the redemption value of $10.00 per Class A ordinary share while also taking into consideration the requirement in the Company’s amended and restated memorandum and articles of association that a redemption cannot result in the Company’s net tangible assets being less than $5,000,001.

In connection with the reevaluation, the Company anticipates that its Class A ordinary shares subject to possible redemption will be reclassified as temporary equity in their entirety. This anticipated reclassification would result in an adjustment to the initial carrying value of the Class A ordinary shares subject to possible redemption with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and Class A ordinary shares. The Company also expects to revise its earnings per share (“EPS”) calculation to allocate net income (loss) evenly to Class A and Class B ordinary shares. The Company anticipates that the EPS presentation would contemplate a business combination as the most likely outcome, in which case, both classes of ordinary shares share pro rata in the net income (loss) of the Company. The Company, however, does not expect that such reclassification would change total assets, liabilities or operating results in any prior periods.

The Company is concurrently evaluating the materiality of the anticipated reclassification, revision to earnings per share and other related accounting matters in accordance with Staff Accounting Bulletin 99.

The Company is working diligently to complete the Q3 2021 Form 10-Q as soon as possible; however, given the scope of the process for determining the appropriate treatment of the Class A ordinary shares subject to possible redemption in accordance with ASC 480-10-S99, the Company is unable to complete and file the Q3 2021 Form 10-Q by the prescribed due date without unreasonable effort and expense. The Company plans to file the Q3 2021 Form 10-Q as soon as practicably possible.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Orestes Fintiklis	(212)	792-0253
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ITHAX Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2021	By:	/s/ Orestes Fintiklis
Orestes Fintiklis, Chief Executive Officer